FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – JANUARY 8, 2010

BAYTEX ENERGY TRUST ANNOUNCES UPDATED CORPORATE PRESENTATION AND PARTICIPATION IN TD NEWCREST LONDON UNCONVENTIONAL OIL AND GAS FORUM 2010

CALGARY, ALBERTA (January 8, 2010) - Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) is pleased to announce that Anthony Marino, President and Chief Executive Officer, will present on the Unconventional Oil in Conventional Reservoirs panel at the TD Newcrest London Unconventional Oil & Gas Forum 2010 on Monday, January 11, 2010 at 10:20am GMT (3:20am MST) in London, United Kingdom.  Along with the panel presentation, an updated corporate presentation has been prepared, both of which will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation to ensure broad dissemination of these materials. Please note that the panel presentation will not be webcast.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and Chief Executive Officer	Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Brian Ector, Director of Investor Relations	Telephone: (403) 267-0702
Cheryl Arsenault, Investor Relations	Telephone: (403) 267-0761

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca